Exhibit 99.1

August 1, 2022

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements), Regulations, 2015

Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we wish to inform that Mr. William Arthur Owens, Independent Director, has retired from the Company’s Board of Directors, with effect from close of business hours on July 31, 2022, after the cessation of his tenure pursuant to Section 149(11) of the Companies Act, 2013.

Consequent to the retirement of Mr. William Arthur Owens, the following committee of the Board has been re-constituted as under:

Committee of the Board	Composition of the Committee with effect from August 1, 2022
Board Governance, Nomination and	a) Ms. Ireena Vittal, Chairperson
Compensation (also acts as Corporate	b) Mr. Patrick Dupuis, Member
Social Responsibility Committee)	c) Mr. Deepak M. Satwalekar, Member

This is for your information and records.

Thanking you.

For Wipro Limited

M Sanaulla Khan
Company Secretary